Exhibit 1.01
KEYSIGHT TECHNOLOGIES, INC.
Conflict Minerals Report
For The Year Ended December 31, 2020

This Conflict Minerals Report (the “Report”) of Keysight Technologies, Inc. (“Keysight” or “we”) for the year ended December 31, 2020 is designed to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”).

Pursuant to the Rule, Keysight conducted due diligence regarding the source and chain of custody of the necessary tin, tungsten, tantalum and gold (collectively referred to herein as “conflict minerals” or “3TGs”) in our products. Based on our efforts assessing our supply chain, and the uncertainty in responses we received from our suppliers, we cannot exclude the possibility that some of the 3TGs present in our supply chain may have originated in the Democratic Republic of Congo (“DRC”) or adjoining countries (collectively the “Covered Countries”). For this reason, we are required under the Rule to submit this Report as an Exhibit to Keysight’s Form SD.

This report has been prepared by Keysight with the assistance of our third-party vendor, Assent Compliance (“Assent”). The information includes the activities of all majority-owned subsidiaries and variable interest entities that are required to be consolidated. It does not include the activities of variable interest entities that are not required to be consolidated.

1.Company and Product Overview

Keysight is a technology company providing electronic design and test solutions that are used in the design, development, manufacture, installation, deployment, validation, optimization and secure operation of electronics systems to communications, networking and electronics industries. We also offer customization, consulting and optimization services throughout the customer’s product lifecycle, including start-up assistance, instrument productivity, application services and instrument calibration and repair.

2.Conflict Minerals Policy

Keysight is committed to complying with Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd- Frank Act”) and requiring that same commitment from our supply chain partners. To that end, Keysight’s Supplier Code of Conduct (available at https://about.keysight.com/en/supplier/SupplierCodeofConduct.pdf) requires suppliers to take reasonable measures to ensure products, parts, components and materials supplied to Keysight are “DRC conflict free” as that term is used under Section 1502 of the Dodd-Frank Act. In addition, Keysight’s commitment to responsible sourcing is described in a publicly available Statement on Conflict Minerals (available at https://about.keysight.com/en/companyinfo/environment/Keysight_Conflict_Minerals_Statement.pdf).

3.Description of Reasonable Country of Origin Inquiry

In undertaking the reasonable country of origin inquiry (“RCOI”), Keysight conducted a survey of its strategic, core and the top 10 % of basic suppliers, representing a majority portion of Keysight’s supplier spend in 2020. Strategic suppliers are those Keysight vendors that are managed globally and impact multiple business units or sites. They are considered strategic to our long-term success as a company and typically represent Keysight’s highest spend. Because they are integral to our business and fully integrated into our supply chain, they also pose significant business risk should they stop supplying Keysight for any reason. Core suppliers are those vendors we consider as foundational to the success of a Keysight site or business unit. They may be globally or locally managed and are moderately integrated into our supply chain. Like strategic suppliers, core suppliers also typically represent high spend and potential business impact should supply be interrupted. Basic suppliers are those vendors that mainly provide standard products where there is little or no integration and typically competition with limited differentiation. The majority of the basic suppliers are considered not to have a major impact on the company or a site. These suppliers are not actively managed.

Keysight conducted analysis on our supply chain to remove from the survey process the suppliers that met at least one of the following criteria:

•The company supplies Keysight with packaging only (excluding labels);
•The company supplies Keysight only with items that do not end up in Keysight’s products (including equipment used to make our products but not a part of the actual products themselves);
•The company is a test lab providing Keysight with product testing only;
•The company is a service provider only;
•The company has not supplied anything to Keysight in the last two years; or
•The company does not meet Keysight’s criteria for supplying items containing 3TGs.

Keysight provided Assent a list of these strategic, core and basic suppliers for upload to the Assent Compliance Manager tool for tracking purposes. Keysight and Assent then conducted the supplier survey portion of the RCOI, using the RMI-Conflict Minerals Reporting Template (“CMRT”) version 6.01 or higher. Keysight through Assent Compliance Manager contacted suppliers electronically and requested that they respond to the questions in the CMRT with respect to their supply chain for items provided to Keysight. With the help of Assent, we followed up with non-responsive suppliers a minimum of three times to encourage completion and assist with questions regarding the CMRT. Keysight also offered additional training and support to the suppliers through Assent’s training programs and individual support model.

The Keysight program continues to include automated data validation on all submitted supplier CMRTs. The goal of data validation is to evaluate the accuracy of submissions and identify any contradictory answers in the CMRT. In practice, data validation flags inconsistent answers by a supplier in the CMRT. For instance, if in response to Question 6 of the CMRT a supplier reports not having received relevant origin information from all of its conflict mineral suppliers, the supplier must also respond “no” to Question 5, which asks whether 100% of its conflict minerals from the Covered Countries come from recycled sources. Automated data validation screens for this and similar logic in a CMRT.

All submitted CMRTs are accepted and classified as valid or invalid. All data received is retained. Suppliers with invalid forms are encouraged to resubmit a valid form. Of the invalid CMRTs that were flagged in the system, all have now been resolved and replaced by a valid submission.

As per the RCOI requirements, if Keysight had reason to believe that some of the 3TGs may have originated from the Covered Countries, we performed due diligence on the source and chain of custody of the conflict minerals in question.

4.Due Diligence Program Description
The due diligence Keysight takes pursuant to the Rule has been designed to conform, in all respects, with the framework in the Organization for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (“OECD Guidance”) and the related Supplements for gold, tin, tantalum and tungsten. Below we summarize our approach to due diligence.

Keysight’s conflict minerals due diligence process includes the five steps as defined by the OECD Guidance: 1) establishing strong company management systems, 2) identifying and assessing risks in our supply chain, 3) designing and implementing a strategy to respond to identified risks, 4) utilizing independent third-party audits, and 5) publicly reporting on our supply chain due diligence. A summary of the due diligence measures undertaken by Keysight is outlined below.

Establish Strong Company Management Systems

Internal Team

Keysight has established a management system for conflict minerals compliance. Our management system includes an internal team comprised of members of the Legal, the Product Regulatory Affairs and Global Procurement departments. Their efforts are supported by Keysight’s General Counsel, as well as other executive-level representatives. The team of regulatory and legal subject matter experts includes:

•Manoj Chaudhari, Procurement Compliance Program Manager
•Elizabeth Marquez, Global Compliance Director
•Amanda Barnabas, Global Procurement and Materials Vice President
•JoAnn Juskie, Vice President, Assistant General Counsel and Assistant Secretary

•James C. Powell, Product Regulatory Compliance, Americas Program Manager
•Robert Tait, Global Product Regulatory Compliance Manager

The team of subject matter experts is responsible for implementing our conflict minerals compliance strategy and is led by Manoj Chaudhari, who acts as the Conflict Minerals Program Manager. Senior management and our Board of Directors are briefed about the results of our program efforts as necessary.

Control Systems

We have put into place necessary controls to promote compliance with the Rule. One central control is our Standards of Business Conduct (“SBC”), Keysight’s employee code of conduct which outlines expected behaviors for all Keysight employees. The SBC includes instructions to employees to ensure that all third parties acting on behalf of Keysight comply with current laws on conflict minerals. We also provide multiple mechanisms whereby employees and suppliers can report violations of Keysight’s policies, including an anonymous hotline managed by the Compliance team within the Legal Department. Additionally, inquiries regarding conflict minerals may be submitted to Keysight’s Product Environmental and Regulatory Compliance team by emailing ccr.keysight@keysight.com.

Further, our Supplier Code of Conduct directs all Keysight suppliers to take reasonable measures to ensure that the tantalum, tin, tungsten, and gold in the products, parts, components and materials supplied to Keysight are “DRC conflict free.” Keysight communicates this requirement in writing to all suppliers and suppliers must complete an online verification survey to ensure compliance with Keysight’s supply chain requirements. As we enter into new supplier agreements or renew existing contracts, we include a clause requiring suppliers to provide information about the sources (including smelters) of conflict minerals in products they supply to Keysight.

Supplier Engagement

In an effort to comply with the OECD requirement to strengthen engagement with suppliers, Keysight has, through Assent, offered and provided our suppliers with education on conflict minerals and the related requirements of the Rule. Feedback from this engagement has allowed us to enhance the training by focusing and adapting it to each supplier’s needs. It has also allowed us to make clear our expectations to suppliers in our supply chain.

Keysight engages with suppliers directly to request a valid CMRT for the products that they supply to Keysight. With respect to the OECD requirement to strengthen engagement with suppliers, Keysight has developed an internal procedure that includes steps of supplier engagement escalation such as in-person meetings and corrective actions. Feedback from this engagement has allowed us to oversee improvements in supplier responses and supplier compliance for this initiative.

As with previous reporting years, we have continued to provide our supply chain access to Assent’s learning management system, Assent University, and granted all in-scope suppliers the ability to take any of Assent’s conflict minerals training courses. The completion of these courses by our suppliers has been tracked and monitored and we will continue to prioritize education in our conflict minerals program.

Grievance Mechanism

Various communication channels exist to serve as grievance mechanisms for early-warning risk awareness. We have multiple longstanding grievance mechanisms whereby employees (internal) and suppliers (external) can report violations of Keysight’s policies. This includes, but is not limited to, our whistleblower hotline, which is accessible online to internal and external parties alike. The web address for this hotline (https://www.keysight.ethicspoint.com/) is included on every page of our publicly available SBC. Employees also may take advantage of Keysight’s open door policy to escalate concerns to management, Human Resources, Internal Audit or our Legal Department.

Maintain Records

Finally, we have adopted a policy to retain relevant documentation relating to our conflict minerals compliance efforts. Documentation will be retained for a period of five years.

Identify and Assess Risks in the Supply Chain

In accordance with the OECD Guidance, we believe it is important to understand risk levels associated with conflict minerals in the supply chain. Smelters not being certified conflict-free pose a significant risk to our supply chain. We employ the Assent Compliance Manager software to assist in evaluating and identifying risk. The software provides us a classification of all smelters and refiners that have been declared by our suppliers through their CMRT. Each facility that meets the Responsible Minerals Initiative (RMI) definition of a smelter or refiner of 3TG is classified as either high, medium or low risk based on five criteria: (1) credible evidence of unethical or conflict sourcing; (2) geographic proximity to the DRC and Covered Countries; (3) known mineral source country of origin; (4) peer assessments conducted by credible third-party sources and (5) Responsible Minerals Assurance Program (“RMAP”) audit status.

Keysight, with the help of Assent, reviews all CMRT responses submitted by our strategic, core and identified basic suppliers. We do not typically have a direct relationship with smelters and refiners of 3TGs, and we do not perform or direct audits of these entities within our supply chain. Therefore, to examine the smelters and refiners listed by our suppliers in CMRTs, Assent compares these facilities to the list of smelters maintained by the RMI. If a supplier indicated on its CMRT that the facility was certified as conflict-free, Assent confirms that the name was listed as such by RMI to ensure that the facilities met the recognized definition of 3TGs processing facility that was operational during the calendar year 2020.

Assent determines if the smelter has been audited against a standard that conforms to the OECD Guidance, such as RMAP. Smelters that completed an RMAP audit are considered to be DRC-conflict free. In cases where the smelter’s due-diligence practices have not been audited against the RMAP standard or they are considered non-conformant by RMAP, follow-ups are made to suppliers reporting those facilities. Smelters are then assessed for the potential for sourcing risk.

Keysight conducts additional follow-ups if, in response to Question 6 of the CMRT, a supplier reports not having received relevant country of origin information from all of its conflict mineral suppliers. If a supplier states on its CMRT that it had received responses from less than 75% of its supply chain, this supplier is asked to verify if this statement was still true. If the supplier has updates to the statement, it is asked to submit an updated CMRT.

Additionally, Keysight evaluates our suppliers on the strength of their conflict minerals compliance programs, which further assists us to identify risk in the supply chain. We believe tracking the strength of our suppliers’ programs meets the OECD Guidance and can assist in making key risk mitigation decisions in the future. We focus on the following questions in the CMRT in evaluating the current status of suppliers’ compliance programs:

A. Have you established a conflict minerals sourcing policy?
D. Have you implemented due diligence measures for responsible sourcing?
F. Do you review due diligence information received from your suppliers against your company’s expectations?

Keysight deems suppliers to have a strong compliance program if they answer yes to each of these three questions. Anything less represents a weak program in our eyes and an opportunity for improvement by the supplier and Keysight. As of May 12, 2021, all of our responsive suppliers have been identified as having a strong program.

We believe that our approach in focusing on suppliers’ smelters and conflict minerals compliance programs represents a reasonable effort to determine the mines or countries of origin of the conflict minerals in our products.

Design and Implement a Strategy to Respond to Identified Risks

Once a conflict mineral-related risk is identified, Keysight has a risk management plan that goes into effect to explore and mitigate the risk. As an initial step, we ensure that all suppliers understand our expectations regarding Dodd-Frank Act compliance by providing them documented instructions on CMRT completion. Escalations are sent to non-responsive suppliers to outline the importance of submitting a CMRT and reiterate the cooperation required from our suppliers to ensure compliance to the Rule. Updates on this process are provided regularly to Keysight management.

When high-risk facilities are reported on a CMRT by our suppliers surveyed, Keysight initiates an escalation procedure designed to mitigate the risks posed by these facilities. Keysight, through our third-party vendor, responds to these suppliers with a notice instructing the supplier to provide to Keysight (1) a specific part/product level CMRT to identify which specific Keysight parts might be affected by the high-risk smelters, and (2) a plan for the removal of these high-risk smelters.

As per the OECD Guidance, risk mitigation following this escalation procedure will depend on the supplier’s specific context. Suppliers are given clear performance objectives within reasonable timeframes with the ultimate goal of eliminating these risks from the supply chain. Furthermore, suppliers are guided to our third-party vendor’s learning management system to engage in educational materials on mitigating the risk of smelters or refiners on the supply chain.

Keysight communicates directly with suppliers who we have reason to believe are supplying us with 3TGs from sources that may support conflict in the Covered Countries. As part of this communication, Keysight highly recommends and advocates that the supplier source 3TGs from sources that do not support such conflict, as provided in the OECD Guidance. To date, we have not identified any instance in which it was necessary to immediately terminate a contract or find an alternate supplier due to lack of compliance with Keysight’s requirements. Keysight continues to work with our supply chain to identify and diligently address any risks as necessary.

Carry Out Independent Third-Party Audit

We do not have a direct relationship with any 3TG smelters or refiners and do not perform or direct audits of these entities within our supply chain. We rely upon industry associations that administer independent third-party smelter and refinery audit programs. During this reporting year, Keysight remained a member of the RMI and is working in support and promotion of its RMAP audit programs.

Publicly Report on Supply Chain Due Diligence

Keysight reports annually on supply chain due diligence by filing a Form SD and Conflict Minerals Report with the SEC. This report can be accessed via our company website at: http://about.keysight.com/en/companyinfo/environment/Keysight_Conflict_Minerals_Report.pdf.

5.RCOI / Due Diligence Results

For the 2020 reporting year, we received CMRT forms from all of the targeted suppliers we surveyed. All final CMRT submissions were reviewed and validated to ensure no inaccuracies or gaps in data were found. Any invalid CMRTs that were flagged in the system have now been resolved and replaced by a valid submission.

As of May 12, 2021, we have validated 312 smelters or refiners in our supply chain based on information from RMI, and we are working to validate additional smelter/refiner entries from the suppliers that submitted CMRTs.

Based on the smelter lists provided by suppliers via the CMRTs and the information provided by Assent, we are aware of 236 smelters in our supply chain which are certified conflict-free by the RMI. We also have identified a number of other smelters certified as conflict-free for which the source of raw materials is not disclosed.

Note that many suppliers are still unable to provide detailed or specific information about the smelters or refiners used for materials supplied to us. In addition, many supplier responses were provided at the company or division level, rather than the product or part level. We therefore are unable to determine definitively whether the conflict minerals reportedly in use by these suppliers are contained in components or parts supplied to us. Several Keysight suppliers also are unable to conclude which of their smelters or refiners provided the conflict minerals used in their products supplied to Keysight.

6.Steps to Mitigate Risk

In the next reporting year, Keysight’s conflict minerals program will continue to focus on vetting smelter data including:

•Increasing the emphasis on clean and validated smelter and refiner information from our supply chain as the list of conflict-free smelters and refiners grows and more smelters and refiners declare their intent to enroll in the program;

•Encouraging our suppliers to enact due diligence procedures for their supply chains to improve the content of the responses from such suppliers;
•Requesting that suppliers connect any identified smelters with the products and parts the suppliers supply to Keysight;
•Comparing smelters reported by suppliers on the CMRT to RMI’s list of smelters;
•Promoting the RMAP audit programs through our supply chain;
•Engaging with suppliers and directing them to training resources to increase the response rate and improve the content quality of the supplier survey responses; and
•Engaging any of our suppliers found to be supplying us with conflict minerals from sources that support conflict in the Covered Countries to establish an alternative source of conflict minerals that does not support such conflict.